UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 12, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 12, 2022, announcing that STMicroelectronics has hosted the launch of the French “Electronique 2030” Program at its research, development and manufacturing site in Crolles, France

PR N° C3104C

STMicroelectronics Hosts French “Electronique 2030” Program Launch
at its Crolles Site

•	ST is one of the leaders of the five-year French strategic program supporting R&D and First Industrial Deployment in microelectronics

•	The “Electronique 2030” program contributes to the twenty-member state “Important Project of Common European Interest on Microelectronics and Communications technologies (IPCEI ME/CT)

Crolles, France, July 12, 2022 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today hosted the President of the French Republic Emmanuel Macron, along with the Minister of the Economy, Finance and Industrial and Digital Sovereignty Bruno Le Maire, the Minister of Higher Education and Research Sylvie Retailleau, the Minister Delegate for Democratic Renewal, Government Spokesperson Olivier Veran, the Minister Delegate to Foreign Trade, Economic Attractiveness and French Nationals Abroad Olivier Becht, and the European Commissioner for the Internal Market Thierry Breton, as well as representatives from national, regional and local authorities and managers at ST research, development and manufacturing site of Crolles, near Grenoble (France) for the launch of the French “Electronique 2030” Program. ST’s partners from the semiconductor and electronics industry were also present, including GlobalFoundries, CEA-Leti and Soitec.

The “Electronique 2030” program, part of the “France 2030” investment plan announced in October 2021, aims to keep France in a leading position and address current and future challenges in electronics from upstream research to applications. Semiconductor components are strategic for many industries and the whole economy. They directly support the European Green Deal objectives for the transition to a low carbon economy with the production of highly energy-efficient, technologies, devices, and solutions which are the backbone for smart mobility and Internet of Things applications.

At the European Level, 20 European Member States have decided to build upon the success of a first “IPCEI on Microelectronics (IPCEI ME)” to launch a new IPCEI, “The IPCEI on Microelectronics and Communications Technologies (IPCEI ME/CT)”, in coordination with the European Commission. This new IPCEI, with more than 100 participants, will target the whole value chain of semiconductors, supporting not only research, development, and innovation (RDI), but also First Industrial Deployment (FID). The IPCEI ME/CT is organized into four workstreams: SENSE (digital perception), THINK (embedded processing), ACT (power electronics), and COMMUNICATE (components for Communications).

Today, the President of the French Republic Emmanuel Macron announced France’s support to ST, as well as to 14 other French leading participants in the IPCEI ME/CT, from 2022 to 2026. It directly supports ST’s participation in the four workstreams, through its R&D and manufacturing sites, notably at Crolles, Grenoble, Rennes, Rousset, and Tours. This will include R&D in high performance for low power MCUs and technologies, including a new embedded Phase Change Memory FD-SOI technology, AI at the edge using innovative embedded memory CMOS technologies architectures, innovative power electronics using GaN on Silicon, smart optical sensors using advanced 3D integration, and embedding AI, Radio frequency technologies and devices for 5G and 6G, among others.

Funding for the IPCEI ME/CT is subject to approval by the European Commission.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

Celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 12, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience